82-01347

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 2, 2006 at 8:30 am

AMER SPORTS 2007 FINANCIAL CALENDAR

Amer Sports' results for the year ending December 31, 2006 will be published on Tuesday, February 13, 2007 and the 2006 Annual Report & Accounts during the week February 26.

The Amer Sports Annual General Meeting will be held on Thursday, March 8, 2007 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately following the meeting.

In 2007, Amer Sports will publish its interim results as follows:

- for the January to March period, on Wednesday, April 25
- for the January to June period, on Thursday, August 9
- for the January to September period, on Wednesday, October 24

Amer Sports will host its annual Capital Markets Day for investors and analysts May 24-25, 2007.

AMER SPORTS CORPORATION
Communications


06018336

SUPPL

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.


SEC MAIL PROCESSING
RECEIVED
NOV 08 2006
WASH. D.C.
210
SECTION

dlw 11/14

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY - SEPTEMBER 2006 (IFRS)

Amer Sports' net sales in the January-September period rose by 3%. Third-quarter sales declined by 2% because part of Salomon's deliveries of winter sports equipment were late.

- Amer Sports' net sales in the January-September period grew by 3% to EUR 1,211.1 million (EUR 1,173.5 million in 2005).
- Earnings before interest and taxes (EBIT) amounted to EUR 50.5 million (49.3) and earnings per share to EUR 0.33 (0.30).
- The Q3 trend in net sales and EBIT fell short of the previous year because part of Salomon's deliveries of winter sports equipment were late, rolling over to the last quarter.
- The Company estimates that Amer Sports' full-year net sales in 2006 will amount to approximately EUR 1.8 billion (2005: EUR 1,732 million) and earnings per share to EUR 0.90-1.05 (Q2/2006: 0.95-1.05).

EUR million	Q3/ 2006	Pro forma Q3/ 2005	Change %	1-9/ 2006	Pro forma 1-9/ 2005	Change %	Pro forma 2005
Net sales	471.9	483.6	-2	1,211.1	1,173.5	3	1,732.0
Gross profit	192.0	204.2	-6	477.0	469.0	2	684.4
EBIT	57.9	63.5	-9	50.5	49.3	2	117.1
Financial income and expenses	-7.0	-6.9	-1	-18.3	-17.4	-5	-24.0
Earnings before taxes	50.9	56.6	-10	32.2	31.9	1	93.1
Net result	36.6	37.4	-2	23.3	21.3	9	62.2
Earnings per share, EUR	0.52	0.53		0.33	0.30		0.87

In the reporting of profit and loss statement information and earnings per share for 2006, Amer Sports uses pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its comparison information. The figures do not include non-recurring items related to the Salomon acquisition. More information on the use of pro forma figures has been provided in the stock exchange bulletin released on April 20, 2006.

Roger Talermo, President and CEO:

"Trends in the sports and leisure markets remained favorable. We believe that they will hold steady during the rest of the year as well.

"Thanks to the orders received by both Salomon and Atomic, we anticipate that their full-year net sales will grow. However, Salomon's net sales declined in the third quarter because part of its winter sports equipment deliveries were late, rolling over to the last quarter. This was caused by Salomon's logistics partner not being able to deliver all the products to market on schedule, creating a three-week backlog at the end of September. The situation is expected to return to normal in the final quarter, but it may affect the amount of re-orders received during the period.

"Precor's favorable development remained on track in the third quarter. Sales continued to surge, especially to fitness clubs. Wilson also continued to develop well, even though the Golf Division fell short of its objectives.

Suunto's new product launches have been well-received, and it is expected that the Company's net sales will see further growth in the last months of the year.

"Although Salomon's third-quarter net sales declined slightly compared with the previous year, I believe that Amer Sports will achieve its full-year objectives.

"Decisions on the industrial cooperation of Atomic and Salomon have been made. Cooperation covers the manufacture of alpine skis and boots and all crosscountry skiing equipment. These changes will be carried out primarily next year.

"Salomon's integration into Amer Sports is proceeding as planned. We can expect it to yield substantial earnings improvements in 2007 and 2008."

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

A combined news conference, conference call and live webcast concerning the interim report will be held on October 25, 2006, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports web site at www.amersports.com.

AMER SPORTS CORPORATION'S INTERIM REPORT JANUARY-SEPTEMBER 2006
(IFRS)

In January-September 2006, Amer Sports' net sales were EUR 1,211.1 million (January-September 2005: EUR 1,173.5 million). EBIT came in at EUR 50.5 million (49.3). Earnings before taxes amounted to EUR 32.2 million (31.9). Earnings per share were EUR 0.33 (0.30).

The Company estimates that Amer Sports' full-year net sales in 2006 will amount to approximately EUR 1.8 billion (2005: EUR 1,732 million) and earnings per share to EUR 0.90-1.05 (Q2/2006: 0.95-1.05). It is estimated that the Company's full-year tax rate will be 27% instead of 30% as previously assessed.

JULY-SEPTEMBER NET SALES AND EBIT

Amer Sports' net sales in the July-September period of 2006 were down 2% to EUR 471.9 million (EUR 483.6 million in 2005).

Net sales by business segment were as follows: Salomon, 38%, Wilson, 25%, Precor, 13%, Atomic, 20%, and Suunto, 4%. Precor's net sales were up 4% and Suunto's 12%. Wilson's net sales declined by 5%. Atomic's net sales remained at the previous year's level.

Salomon's net sales declined by 5% because part of its winter sports equipment deliveries were late, rolling over to the last quarter. This was caused by Salomon's logistics partner not being able to deliver all the products to market in the agreed schedule.

The split of net sales by market area was as follows: the Americas (including Latin America) 45%, EMEA (Europe, Middle East, Africa) 45%, and Asia Pacific 10%. Sales declined by 2% in the Americas and by 5% in EMEA. Sales rose by 8% in Asia Pacific.

The Group's EBIT amounted to EUR 57.9 million (63.5).

Earnings before taxes were EUR 50.9 million (56.6). Earnings per share came in at EUR 0.52 (0.53). Net financial expenses amounted to EUR -7.0 million (-6.9).

JANUARY-SEPTEMBER NET SALES AND EBIT

Amer Sports' net sales in the January-September period of 2006 grew by 3% to EUR 1,211.1 million (EUR 1,173.5 million in 2005).

Net sales by business segment were as follows: Salomon, 31%, Wilson, 38%, Precor, 16%, Atomic, 10%, and Suunto, 5%. Salomon's sales were up 3%, Precor's 12%, Suunto's 6% and Wilson's 2%.

Atomic's net sales declined by 4%. The distribution of Asics products, a non-core category for Atomic, ended in Austria, reducing Atomic's net sales by EUR 9.7 million. Exclusive of the effect of Asics, its net sales would have risen by 4%.

The split of net sales by market area was as follows: the Americas (including Latin America) 50%, EMEA (Europe, Middle East, Africa) 39%, and Asia Pacific 11%. Sales increased by 6% in the Americas and by 7% in Asia Pacific. Sales in EMEA were at the previous year's level.

The Group's EBIT amounted to EUR 50.5 million (49.3). Precor's earnings trend was particularly strong. EBIT in the same period last year was improved by EUR 5.9 million from the sale of properties.

Earnings before taxes were EUR 32.2 million (31.9). Earnings per share came in at EUR 0.33 (0.30). Net financial expenses amounted to EUR -18.3 million (-17.4).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 22.5 million (10.5). The Group's depreciation was EUR 23.9 million (25.9).

RESEARCH AND DEVELOPMENT

EUR 41.9 million (41.8) was invested in research and development, representing 3.5% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of September was EUR 617.5 million (December 31, 2005: EUR 601 million).

Cash flow from operating activities after interest and taxes was EUR 21.4 million (32.3). Net cash flow from investing activities was EUR -56.7 million (-2.4), including the final transaction price paid for the Salomon acquisition.

Of the EUR 575 million credit facility agreed on in December 2005, EUR 250 million is in use, and the committed unused portion is EUR 325 million. The credit facility will mature at the end of 2010. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 388 million had been used on September 30, 2006.

Liquid assets amounted to EUR 26.5 million at the end of the period (September 30, 2005: 278.9).

The Company's equity ratio was 31.3% (September 30, 2005: 43.0%) and gearing was 120% (29%).

AMER SPORTS' SHARES AND SHAREHOLDERS

At the close of the report period, Amer Sports had 14,092 registered shareholders. 55% (54.3%) of the shares were owned by foreigners.

During the review period, a total of 45.3 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 754.3 million. The share turnover was 63.4%.

At the close of the period on the Helsinki Stock Exchange, the last trade in Amer Sports Corporation shares was completed at a price of EUR 17.70. The high for the year on the Helsinki Stock Exchange was EUR 18.01 and the low EUR 14.75. The average share price was EUR 16.65.

At the end of September, the Company had a market capitalization of EUR 1,266.1 million (1,134.1).

On September 30, 2006, the Company's share capital totaled EUR 286,118,040 and the total number of shares was 71,529,510. The number of shares subscribed to with the warrants from 2002 was 15,450 in May-June and 28,950 in June-July. The increases in share capital due to these subscriptions were entered in the Trade Register as follows: EUR 61,800 on July 13 and EUR 115,800 on September 7.

On January 27, 2006, Franklin Resources Inc announced that the total number of shares held by the funds and individual investors under its control represented 5.02% of Amer Sports Corporation's share capital and votes. In March, Franklin Resources Inc announced that its shareholding had declined to 4.99%.

At the end of the period, the Board of Directors had no outstanding authorizations to issue shares.

PERSONNEL

At the end of the period, the Group had 6,845 employees (4,348), of whom 2,479 worked for Salomon. The Group had an average of 6,827 employees (4,347) during the period. At the end of the period, 2,722 (2,178) were employed in the Americas, 3,637 (1,764) in EMEA, and 486 (406) in Asia Pacific.

AMER SPORTS WINTER & OUTDOOR AMERICAS

Amer Sports is centralizing its winter and outdoor businesses in the Americas under single management. This will bolster Amer Sports' position and hone its business operations in the world's largest winter and outdoor market, the United States. This step is geared towards finding new avenues for increasing the sales of Salomon, Atomic and Suunto, and ensuring a more efficient infrastructure for sales and business operations. The unit will be set up in Ogden, Utah. Mike Dowse, who has worked for Amer Sports for sixteen years, was appointed as its General Manager effective September 1, 2006.

BUSINESS SEGMENTS

SALOMON

EUR million	Q3/ 2006	Pro forma Q3/ 2005	Change %	1-9/ 2006	Pro forma 1-9/ 2005	Change %	Pro forma 2005
Net sales							
Winter Sports							
Equipment	92.6	111.3	-17	157.0	170.4	-8	348.6
Apparel and Footwear	62.5	55.3	13	144.3	126.5	14	175.6
Mavic	24.5	22.8	8	78.0	71.4	9	99.3
Net sales, total	179.6	189.4	-5	379.3	368.3	3	623.5
EBIT	23.6	28.0	-16	-16.7	-19.8	16	18.1

The most important season for sales of winter sports equipment is September-October, when the bulk of products are delivered to retail. This year, part of Salomon's deliveries slated for September was delayed, rolling over from the third to the fourth quarter. This had a major impact on the trend in Salomon's Q3 net sales. This delay was caused by Salomon's logistics partner not being able to deliver all the winter sports equipment to market on schedule, creating a three-week backlog at the end of September. The situation is expected to return to normal in the final quarter, but it may affect the amount of re-orders received during the period.

Salomon's net sales rose by 3% in January-September. The breakdown of net sales was as follows: Winter Sports Equipment, 41%, Apparel and Footwear, 38%, and Mavic, 21%. Of net sales, the Americas generated 29%, EMEA 61% and Asia Pacific 10%. Sales were up 6% in the Americas and 8% in Asia Pacific. Sales in EMEA were at previous year's level. Delivery difficulties cut into sales, particularly in EMEA.

Salomon's EBIT came in at EUR -16.7 million (-19.8). Improved cost control contributed to the improvement in earnings. Salomon's deliveries of winter sports equipment and apparel largely take place in the latter half of the year. The busiest delivery period is September-October, emphasizing the seasonality of business operations.

Business areas

Net sales of Salomon's Winter Sports Equipment declined by 8%. According to the current estimate, full-year sales will be at last year's level.

Net sales of Apparel and Footwear rose by 14%. The fastest growth was seen in sales of Arc'teryx's winter apparel. Orders for Apparel and Footwear for the spring/summer 2007 season have been solid.

The net sales of bicycle component manufacturer Mavic grew by 9%. In July, Mavic signed a new five-year extension agreement with the Tour de France.

WILSON

EUR million	Q3/ 2006	Q3/ 2005	Change %	1-9/ 2006	1-9/ 2005	Change %	2005
Net sales							
Racquet Sports	58.5	56.6	3	193.4	179.6	8	225.4
Team Sports	40.6	43.0	-6	167.4	152.6	10	203.8
Golf	21.2	26.4	-20	97.3	118.5	-18	141.2
Net sales, total	120.3	126.1	-5	458.1	450.7	2	570.4
EBIT	7.9	6.9	14	49.4	49.2	0	52.1
ROCE, 12-month rolling average				36.7	40.9		36.9

Wilson's net sales in January-September rose slightly compared with the previous year. The breakdown of net sales was as follows: Racquet Sports, 42%, Team Sports, 37%, and Golf, 21%. Of net sales, the Americas generated 66%, EMEA 20% and Asia Pacific 14%. Sales growth was 3% in the Americas and 1% in EMEA. In Asia Pacific, sales were down 6%, especially due to the weaker sales of tennis and golf equipment in Japan.

Wilson's EBIT remained at the previous year's level and was EUR 49.4 million.

Business areas

The Racquet Sports Division continued to perform well. Its net sales rose by 8%. Of the product groups, the best growth was seen in accessories and footwear.

Team Sports' net sales rose by 10%. Sales of all key product groups were up on the corresponding period of last year, with sales decreasing only in uniforms and training equipment.

The Golf Division's sales and earnings fell short of its objectives, especially in Japan. Demand for golf equipment also declined in Europe. The new distribution strategy focusing on the major customers in the United States cut into net sales of the Golf Division.

PRECOR

EUR million	Q3/ 2006	Q3/ 2005	Change %	1-9/ 2006	1-9/ 2005	Change %	2005
Net sales	60.4	57.9	4	192.6	171.4	12	252.1
EBIT	6.0	7.1	-15	22.1	17.5	26	31.1
ROCE, 12-month rolling average				53.1	44.2		51.2

Precor's net sales were up 12% in January-September. Of net sales, the Americas generated 78%, EMEA 15% and Asia Pacific 7%. Sales were up 14% in the Americas and 11% in EMEA, while in Asia Pacific they remained at the same level as in the previous year's corresponding period.

Precor's EBIT rose by 26% to EUR 22.1 million. EBIT was boosted by sales growth and better sales margins. Non-recurring quality-related costs weakened earnings slightly.

Precor continued to develop well. Sales, particularly to fitness clubs, have kept surging in North America. In July, Precor and Hilton Hotels Corporation signed an extensive partnership agreement. Fitness by Precor facilities will be established at hotels belonging to four Hilton chains in the United States. During the third quarter, AnyTime Fitness chose Precor as Best Vendor of fitness equipment. AnyTime Fitness is one of the fastest-growing fitness club chains in North America.

ATOMIC

EUR million	Q3/ 2006	Q3/ 2005	Change %	1-9/ 2006	1-9/ 2005	Change %	2005
Net sales	93.3	93.8	-1	122.6	128.1	-4	214.0
EBIT	23.4	23.7	-1	1.8	3.2	-44	22.2
ROCE, 12-month rolling average				20.3	22.8		20.6

Atomic's net sales in January-September declined by 4%. Of net sales, the Americas generated 20%, EMEA 76% and Asia Pacific 4%. Sales were down 2% in the Americas, 4% in EMEA and 18% in Asia Pacific.

The distribution of Asics products, a non-core category for Atomic, ended in Austria, depressing net sales by EUR 9.7 million. Exclusive of the effect of Asics, net sales would have risen by 4%.

Atomic's EBIT in January-September amounted to EUR 1.8 million (3.2). EBIT in Q3 was EUR 23.4 million (23.7).

Atomic's deliveries are heavily weighted towards the latter part of the year. The busiest months for deliveries are September and October. The amount of advance orders received for the last months of the year is at the previous year's level.

SUUNTO

EUR million	Q3/ 2006	Q3/ 2005	Change %	1-9/ 2006	1-9/ 2005	Change %	2005
Net sales	18.3	16.4	12	58.5	55.0	6	72.0
EBIT	1.0	0.9	11	5.8	4.1	41	3.4
ROCE, 12-month rolling average				22.2	28.7		14.8

Suunto's net sales grew by 6% in January-September. Of net sales, the Americas generated 35%, EMEA 53% and Asia Pacific 12%. Sales in the Americas were at the previous year's level but rose by 8% in EMEA and by 17% in Asia Pacific. Q3 net sales were up 12%.

Suunto's EBIT amounted to EUR 5.8 million (4.1). There was a fire at a supplier's premises in the second half of 2005, and Suunto's result for the review period includes EUR 2.5 million in insurance claims paid for the loss of sales margins due to the fire.

Sales of Suunto's diving instruments increased by 9% during the review period. The trend in sales of Suunto's D9 and D6 diving instruments was particularly favorable. Sales of diving and water sports suits declined.

Sales of wristop computers grew by 20%. The Suunto Training product series for endurance training that was launched in the fall has been well-received. New product upgrades also increased sales of wristop computers.

Diving instruments and wristop computers accounted for a total of 69% (64%) of Suunto's net sales.

OUTLOOK FOR 2006

The Company expects that the positive trend in the demand for sports equipment will continue in the last months of the year. The Company still estimates that Amer Sports' full-year net sales in 2006 will amount to approximately EUR 1.8 billion (2005: EUR 1,732 million) and earnings per share to EUR 0.90-1.05 (Q2/2006: 0.95-1.05). It is estimated that the Company's full-year tax rate will be 27% instead of 30% as previously assessed.

Salomon's integration into Amer Sports is proceeding as planned. The social plan negotiations initiated at Salomon S.A. were concluded in June. In addition, decisions on the industrial cooperation of Atomic and Salomon have been made. Cooperation covers the manufacture of alpine skis and boots and all crosscountry skiing equipment. These changes will be carried through during 2007 and 2008. The consolidation of operations into Amer Sports country-specific organizations is proceeding as planned.

2006 is a transitional year for Salomon. Major earnings improvements are expected in 2007 and 2008, when the effects of the restructuring of Salomon will become evident.

Amer Sports estimates that it will gradually achieve annual cost-savings of over EUR 40 million by the end of 2008 from the restructuring of Salomon and the industrial cooperation of Salomon and Atomic.

The Interim Report has been prepared in line with IFRS measurement and recognition principles.

EUR million. Unaudited.

CONSOLIDATED RESULTS

	1-9/ 2006	Pro Forma 1-9/ 2005	Change %	7-9/ 2006	Pro Forma 7-9/ 2005	Change %	Pro Forma 1-12/ 2005
NET SALES	1,211.1	1,173.5	3	471.9	483.6	-2	1,732.0
Cost of goods sold	-734.1	-704.5		-279.9	-279.4		-1,047.6
GROSS PROFIT	477.0	469.0	2	192.0	204.2	-6	684.4
License income	15.6	14.1		6.5	5.5		19.8
Other operating income	5.7	8.9		1.0	0.4		11.1
R&D expenses	-41.9	-41.8		-13.2	-13.1		-58.6
Selling and marketing expenses	-305.3	-304.7		-96.8	-100.6		-410.9
Administrative and other expenses	-100.6	-96.2		-31.6	-32.9		-128.7
EARNINGS BEFORE INTEREST AND TAXES	50.5	49.3	2	57.9	63.5	-9	117.1
Financing income and expenses	-18.3	-17.4		-7.0	-6.9		-24.0
EARNINGS BEFORE TAXES	32.2	31.9	1	50.9	56.6	-10	93.1
Taxes	-8.7	-10.3		-14.3	-19.0		-30.7
Minority interest	-0.2	-0.3		0.0	-0.2		-0.2
NET RESULT	23.3	21.3	9	36.6	37.4	-2	62.2
Earnings per share, EUR	0.33	0.30		0.52	0.53		0.87
Earnings per share, diluted, EUR	0.32	0.29		0.50	0.52		0.86
Adjusted average number of shares in issue, million	71.5	71.4		71.5	71.4		71.4
Adjusted average number of shares in issue, diluted, million	72.4	72.0		72.4	72.0		72.0
Average rates used: EUR 1.00 = USD	1.24	1.26					1.24

CONSOLIDATED RESULTS, COMPARED TO REPORTED LAST YEAR

	1-9/ 2006	1-9/ 2005	Change %	7-9/ 2006	7-9/ 2005	Change %	1-12/ 2005
NET SALES	1,211.1	805.2	50	471.9	294.2	60	1,363.7
Cost of goods sold	-734.1	-475.5		-279.9	-171.4		-817.1
GROSS PROFIT	477.0	329.7	45	192.0	122.8	56	546.6
License income	15.6	10.5		6.5	3.8		16.2
Other operating income	5.7	8.2		1.0	0.3		10.4
R&D expenses	-41.9	-22.7		-13.2	-7.5		-39.4
Selling and marketing expenses	-305.3	-196.4		-96.8	-64.2		-302.6
Administrative and other expenses	-100.6	-60.2		-31.6	-19.7		-94.3
Non-recurring items related to the Salomon acquisition	-	-		-	-		-54.6
EARNINGS BEFORE INTEREST AND TAXES	50.5	69.1	-27	57.9	35.5	63	82.3
Financing income and expenses	-18.3	-3.6		-7.0	-0.8		-9.0
EARNINGS BEFORE TAXES	32.2	65.5	-51	50.9	34.7	47	73.3
Taxes	-8.7	-20.6		-14.3	-10.9		2.1
Minority interest	-0.2	-0.3		0.0	-0.2		-0.2
NET RESULT	23.3	44.6	-48	36.6	23.6	55	75.2
Earnings per share, EUR	0.33	0.63		0.52	0.34		1.05
Earnings per share, diluted, EUR	0.32	0.62		0.50	0.33		1.04
Equity per share, EUR	7.14	6.87					7.46
ROCE, % *)	6.5	17.2					11.3
ROE, %	5.9	12.5					15.1

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS SEGMENTS

	1-9/ 2006	Pro Forma 1-9/ 2005	Change %	7-9/ 2006	Pro Forma 7-9/ 2005	Change %	Pro Forma 1-12/ 2005
Salomon	379.3	368.3	3	179.6	189.4	-5	623.5
Wilson	458.1	450.7	2	120.3	126.1	-5	570.4
Precor	192.6	171.4	12	60.4	57.9	4	252.1
Atomic	122.6	128.1	-4	93.3	93.8	-1	214.0
Suunto	58.5	55.0	6	18.3	16.4	12	72.0
Net sales, total	1,211.1	1,173.5	3	471.9	483.6	-2	1,732.0

EBIT BY BUSINESS SEGMENTS

	1-9/ 2006	Pro Forma 1-9/ 2005	Change %	7-9/ 2006	Pro Forma 7-9/ 2005	Change %	Pro Forma 1-12/ 2005
Salomon	-16.7	-19.8	16	23.6	28.0	-16	18.1
Wilson	49.4	49.2	0	7.9	6.9	14	52.1
Precor	22.1	17.5	26	6.0	7.1	-15	31.1
Atomic	1.8	3.2	-44	23.4	23.7	-1	22.2
Suunto	5.8	4.1	41	1.0	0.9	11	3.4
Headquarters	-11.9	-4.9	-	-4.0	-3.1	-	-9.8
EBIT, total	50.5	49.3	2	57.9	63.5	-9	117.1

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-9/ 2006	Pro Forma 1-9/ 2005	Change %	7-9/ 2006	Pro Forma 7-9/ 2005	Change %	Pro Forma 1-12/ 2005
Americas	608.6	575.1	6	211.9	216.5	-2	783.3
EMEA	475.0	478.8	-1	212.0	222.8	-5	758.3
Asia Pacific	127.5	119.6	7	48.0	44.3	8	190.4
Total	1,211.1	1,173.5	3	471.9	483.6	-2	1,732.0

CONSOLIDATED CASH FLOW STATEMENT

	1-9/ 2006	1-9/ 2005	1-12/ 2005
Net cash from operating activities	21.4	32.3	96.4
Net cash from investing activities	-56.7	-2.4	-471.6
Net cash from financing activities			
Dividends paid	-35.9	-36.0	-36.0
Issue of shares	1.5	0.2	0.7
Change in net debt	48.5	267.0	441.3
Net increase/decrease in cash and cash equivalents	-21.2	261.1	30.8
Cash and cash equivalents at 1 Jan	47.7	17.8	17.9
Cash and cash equivalents at 30 Sep/ 31 Dec	26.5	278.9	48.7

CONSOLIDATED BALANCE SHEET

Assets	30 Sep 2006	30 Sep 2005	31 Dec 2005
Goodwill	297.8	307.6	311.7
Other intangible non-current assets	211.7	4.7	217.1
Tangible non-current assets	110.9	86.4	113.4
Other non-current assets	68.5	24.7	58.7
Inventories and work in progress	392.0	167.0	301.6
Receivables	535.0	280.2	635.1
Marketable securities	-	216.3	-
Cash and cash equivalents	26.5	62.6	48.7
Assets	1,642.4	1,149.5	1,686.3
Shareholders' equity and liabilities			
Shareholders' equity	514.5	494.2	536.2
Long-term interest-bearing liabilities	252.9	6.1	256.2
Other long-term liabilities	24.8	12.9	18.0

Current interest-bearing liabilities	391.1	415.4	393.5
Other current liabilities	374.5	196.0	378.3
Provisions	84.6	24.9	104.1
Shareholders' equity and liabilities	1,642.4	1,149.5	1,686.3
Equity ratio, %	31.3	43.0	31.8
Gearing, %	120	29	112
EUR 1.00 = USD	1.27	1.20	1.18

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2005	285.7	0.8	-48.4	0.1	219.9	458.1	3.2	461.3
Warrants exercised		0.2				0.2		0.2
Translation differences			24.1			24.1		24.1
Cash flow hedges				-1.6		-1.6		-1.6
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					1.0	1.0		1.0
Change in minority interests						0.0	0.3	0.3
Net result					44.6	44.6		44.6
Balance at 30 Sep 2005	285.7	1.0	-24.3	-1.5	229.8	490.7	3.5	494.2
Balance at 1 Jan 2006	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2
Warrants exercised	0.2	1.3				1.5		1.5
Translation differences			-16.8			-16.8		-16.8
Cash flow hedges				4.8		4.8		4.8
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					1.1	1.1		1.1
Change in minority interests						0.0	0.1	0.1
Net result					23.3	23.3		23.3
Balance at 30 Sep 2006	286.1	2.6	-31.0	4.2	249.1	511.0	3.5	514.5

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 Sep 2006	30 Sep 2005	31 Dec 2005
Charges on assets	-	-	2.8
Mortgages pledged	3.5	5.1	4.6
Guarantees	4.9	4.1	7.1
Liabilities for leasing and rental agreements	99.8	38.3	60.4
Other liabilities	53.5	52.4	52.9

There are no guarantees of contingencies given for the management of the company. The shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 Sep 2006	30 Sep 2005	31 Dec 2005
Nominal value			
Foreign exchange forward contracts	339.8	201.9	404.2
Forward rate agreements	221.0	300.0	200.0
Interest rate swaps	268.5	41.5	277.2
Fair value			
Foreign exchange forward contracts	-0.4	-7.3	-5.5
Forward rate agreements	0.2	-0.3	0.1
Interest rate swaps	4.3	0.5	-0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q3 2006	Q2 2006	Q1 2006	Q4 2005*)	Q3 2005*)	Q2 2005*)	Q1 2005*)	Q4 2004
NET SALES								
Salomon	179.6	76.4	123.3	255.2	189.4	71.7	107.2	-
Wilson	120.3	159.5	178.3	119.7	126.1	152.3	172.3	102.4
Precor	60.4	59.3	72.9	80.7	57.9	54.5	59.0	58.6
Atomic	93.3	5.6	23.7	85.9	93.8	7.8	26.5	80.5
Suunto	18.3	21.0	19.2	17.0	16.4	18.6	20.0	19.5
Net sales, total	471.9	321.8	417.4	558.5	483.6	304.9	385.0	261.0
EBIT								
Salomon	23.6	-17.9	-22.4	37.9	28.0	-23.3	-24.5	-
Wilson	7.9	17.2	24.3	2.9	6.9	16.2	26.1	7.3
Precor	6.0	4.1	12.0	13.6	7.1	4.6	5.8	7.6
Atomic	23.4	-12.2	-9.4	19.0	23.7	-12.1	-8.4	20.5
Suunto	1.0	3.7	1.1	-0.7	0.9	1.5	1.7	2.5
Headquarters	-4.0	-3.9	-4.0	-4.9	-3.1	1.9	-3.7	-4.0
EBIT, total	57.9	-9.0	1.6	67.8	63.5	-11.2	-3.0	33.9

*) pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com